UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Liquid Media Group Ltd. (YVR)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53634Q2045
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS

J. Goldman & Co., L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON

0

10.CHECK IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []

11.PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)

0%

12.TYPE OF REPORTING PERSON (see
instructions)

IA

1.NAMES OF REPORTING PERSONS

J. Goldman Capital Management, Inc.


2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

0

10.CHECK IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES
(see instructions)    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9)

0%

12.TYPE OF REPORTING PERSON (see instructions)

CO

1.NAMES OF REPORTING PERSONS

Jay G. Goldman

2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

0

10.CHECK IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES
(see instructions)    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9)

0%

12.TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

(a)Name of Issuer: Liquid Media Group Ltd. (YVR)

(b)Address of Issuer's Principal Executive Offices:

409 Granville Street
Suite 1000
Vancouver, BC V6C 1TC

Item 2.

(a)Name of Person Filing:

This Statement is filed by: (i) J. Goldman & Co., L.P.
("JGC") with respect to Common Stock of the
Company beneficially owned by J. Goldman Master
Fund, L.P.; (ii) J. Goldman Capital Management, Inc.
("JGCM") with respect to Common Stock of the
Company beneficially owned by J. Goldman Master
Fund, L.P.; and (iii) Mr. Jay G. Goldman with respect
to Common Stock of the Company beneficially owned
by J. Goldman Master Fund, L.P.

(b)Address of the Principal Office or, if none, residence

The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman &
Co., L.P., 510 Madison Avenue, 26th Floor, New
York, NY 10022.

(c)Citizenship

JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

(d)Title of Class of Securities

Common Stock

(e)CUSIP Number

53634Q2045

Item 3.  If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[X]An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)[X]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information as of the date of the event which requires filing of this statement required by Items 4(a)
- (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is listed below for each Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 10,058,051 shares of Common Stock issued and outstanding as of October 15, 2020, as represented in the Company's Quarterly Report on Form 6-K filed with the Securities Exchange
Commission on October 15, 2020 and assumes the exercise of the Company's reported warrants.

(a)Amount beneficially owned:

J. Goldman & Co., L.P. - 883,336 shares of Common
Stock (including 333,334 shares of Common Stock issuable upon exercise of warrants).

J. Goldman Capital Management, Inc. - 883,336 shares of Common Stock (including 333,334 shares of Common Stock issuable upon exercise of warrants).

Jay. G. Goldman - 883,336 shares of Common
Stock (including 333,334 shares of Common Stock issuable upon exercise of warrants).

(b)Percent of class:

J. Goldman & Co., L.P. - 8.5%

J. Goldman Capital Management, Inc. - 8.5%

Jay. G. Goldman - 8.5%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0

(ii)Shared power to vote or to direct the vote:

J. Goldman & Co., L.P. - 883,336 shares of
Common Stock (including 333,334 shares of
Common Stock issuable upon exercise of
warrants).

J. Goldman Capital Management, Inc. - 883,336
shares of Common Stock (including 333,334 shares of Common Stock issuable upon exercise of warrants).

Jay. G. Goldman - 883,336 shares of Common
Stock (including 333,334 shares of Common
Stock issuable upon exercise of warrants).

(iii)Sole power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0

(iv)Shared power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. - 883,336 shares of
Common Stock (including 333,334 shares of
Common Stock issuable upon exercise of
warrants).

J. Goldman Capital Management, Inc. - 883,336
shares of Common Stock (including 333,334 shares of Common Stock issuable upon exercise of warrants).

Jay. G. Goldman - 883,336 shares of Common
Stock (including 333,334 shares of Common
Stock issuable upon exercise of warrants).

Item 5.  Ownership of Five Percent or Less of a
Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on
Behalf of Another Person.
N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.
N/A

Item 8.  Identification and Classification of
Members of the Group.
N/A

Item 9.  Notice of Dissolution of Group.
N/A

Item 10.  Certification.

(a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. GOLDMAN & CO.,
L.P.

2/16/2021
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance
Officer


J. GOLDMAN CAPITAL
MANAGEMENT, INC.

2/16/2021
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director


JAY G. GOLDMAN

2/16/2021
Date

/s/ Jay G. Goldman
Signature

AGREEMENT

The undersigned agree that this Schedule
13G dated December 31, 2020 relating to the Common Stock of YVR shall be filed on behalf of the undersigned.

J. GOLDMAN & CO.,
L.P.

2/16/2021
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance
Officer


J. GOLDMAN CAPITAL
MANAGEMENT, INC.

2/16/2021
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director


JAY G. GOLDMAN

2/16/2021
Date

/s/ Jay G. Goldman
Signature